Exhibit 99.1

Pharvaris Reports Fourth Quarter and Full Year 2024 Financial Results and Provides Business Update

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Target enrollment achieved in RAPIDe-3, a pivotal Phase 3 study of deucrictibant for the on-demand treatment of HAE attacks, strengthening confidence in clinical timelines
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Enrollment underway in CHAPTER-3, a pivotal Phase 3 study of deucrictibant for prophylaxis of HAE attacks; topline data expected in 2H2026
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Orphan medicinal product designation granted to deucrictibant in Europe for the treatment of bradykinin-mediated angioedema
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Data presented at recent congresses reinforces the value of deucrictibant by highlighting its ability to maintain a reduced attack rate in long-term prophylaxis, and potential to rapidly and completely treat HAE attacks, including in participants experiencing upper-airway attacks
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Strong financial position with cash and cash equivalents of €281 million as of December 31, 2024

ZUG, Switzerland, April 7, 2025 -- Pharvaris (Nasdaq: PHVS), a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to help address unmet needs of those living with bradykinin-mediated diseases such as hereditary angioedema (HAE) and acquired angioedema due to C1 inhibitor deficiency (AAE-C1INH), today announced financial results for the fourth quarter and full year ended December 31, 2024, and provided a business update.

"Pharvaris is focused on the development of deucrictibant to address unmet needs for people living with bradykinin-mediated angioedema; our priority remains generating robust clinical data to support this goal. We are pleased to have met our aggressive enrollment timelines for RAPIDe-3; we believe this was driven by high engagement from the HAE community, reinforcing the excitement about the clinical data and the potential impact of deucrictibant for those with bradykinin-mediated angioedema,” said Berndt Modig, Chief Executive Officer of Pharvaris. “To our knowledge, deucrictibant is the only orally-administered bradykinin B2 receptor antagonist in development for both the prophylactic and on-demand treatment of bradykinin-mediated angioedema. Consistent with the U.S. Food and Drug Administration, the European Commission’s granting of orphan designation to deucrictibant reiterates its potential to address unmet medical needs in HAE, as well as other bradykinin-mediated angioedema diseases.”

Recent Business Updates
Development Pipeline

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Target enrollment achieved in RAPIDe-3 (NCT06343779). RAPIDe-3, a pivotal global Phase 3 study evaluating deucrictibant immediate-release capsule (20 mg) for the on-demand treatment of HAE attacks in adults and adolescents (12 years and older), has reached its target enrollment and continues to assess HAE attacks in approximately 120 participants.
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Enrollment in CHAPTER-3 (NCT06669754) progressing as planned. CHAPTER-3 is a randomized, double-blind, placebo-controlled Phase 3 study of orally administered deucrictibant extended-release tablet for the prophylaxis against angioedema attacks in adults and adolescents (12 years and older) with HAE. The study aims to enroll approximately 81 participants with HAE and randomize them in a 2:1 ratio to receive deucrictibant extended-release tablet (40 mg/day), which is the intended commercial dosage, or placebo, once daily for 24 weeks. Pharvaris anticipates announcing topline data of CHAPTER-3 in the second half of 2026.
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Open-label extensions of deucrictibant in both prophylaxis (CHAPTER-4, NCT06679881) and on-demand (RAPIDe-2, NCT05396105) are ongoing. Participants who have completed the randomized clinical trials for the prophylactic or on-demand treatment of HAE attacks with deucrictibant are eligible to continue deucrictibant therapy through open-label extension studies. The intention of the studies is to evaluate the long-term safety and efficacy of deucrictibant for the prevention or treatment of HAE attacks.
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Data presentations at recent congresses highlight long-term clinical data of deucrictibant. Recent presentations at the Western Society of Allergy, Asthma & Immunology (WSAAI) 2025 Annual Meeting, the 2025 American Academy of Allergy, Asthma & Immunology (AAAAI) and World Allergy Organization (WAO) Joint Congress, and the 2025 HAE International (HAEi) Regional Conference APAC, support Pharvaris’ deucrictibant product strategy. Long-term extension data from the open-label extension (OLE) part of CHAPTER-1 study showed that deucrictibant maintained the reduced monthly HAE attack rate for at least a year and a half, and the median proportion of days with symptoms during the OLE was further reduced to zero days. The ongoing RAPIDe-2 extension study includes efficacy data from seven upper airway, including laryngeal, attacks, in which the median time to onset of symptom relief was 0.9 hours (N=7).

Corporate

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Orphan designation granted to deucrictibant for the treatment of bradykinin-mediated angioedema. On March 28, 2025, the European Commission (EC) granted orphan designation to deucrictibant for the treatment of bradykinin-mediated angioedema in the European Union. The U.S. Food and Drug Administration (FDA) previously granted orphan drug designation to deucrictibant for the treatment of bradykinin-mediated angioedema in March 2022.

Upcoming Investor Events

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The Citizens JMP Life Sciences Conference, New York, New York, May 7-8, 2025
Format: Fireside Chat
Date, time: Thursday, May 8, 12:30 p.m. ET
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Bank of America Global Healthcare Conference, Las Vegas, Nevada, May 13-15, 2025

Format: Company Presentation
Date, time: 8:40-8:55 a.m. PT (11:40-11:55 a.m. ET)

Live audio webcasts will be available on the Investors section of the Pharvaris website at: https://ir.pharvaris.com/news-events/events-presentations. The audio replays will be available on Pharvaris’ website for 30 days following the events.

Financials
Fourth Quarter and Full Year 2024 Financial Results

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Liquidity Position. Cash and cash equivalents were €281 million as of December 31, 2024, compared to €391 million for December 31, 2023.
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Research and Development (R&D) Expenses. R&D expenses were €31.2 million for the fourth quarter and €98.6 million for the full year of 2024, compared to €18.6 million for the fourth quarter and €65.6 million for the full year of 2023.
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General and Administrative (G&A) Expenses. G&A expenses were €13.9 million for the fourth quarter and €47.1 million for the full year of 2024, compared to €8.6 million for the fourth quarter and €31.3 million for the full year of 2023.
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Loss for the year. Loss for the fourth quarter of 2024 was €34.8 million, resulting in basic and diluted loss per share of €0.64. For the full year of 2024, loss was €134.2 million, resulting in basic and diluted loss per share of €2.48 per share. This compares to €32.7 million, or basic and diluted loss per share of €0.95, for the fourth quarter of 2023 and €100.9 million, or basic and diluted loss per share of €2.63, for the full year of 2023.

Note on International Financial Reporting Standards (IFRS)
Pharvaris is a Foreign Private Issuer and prepares and reports consolidated financial statements and financial information in accordance with IFRS as issued by the International Accounting Standards Board. Pharvaris maintains its books and records in the Euro currency.

About Deucrictibant

Deucrictibant is a novel, potent, oral small-molecule bradykinin B2 receptor antagonist currently in clinical development. By inhibiting bradykinin signaling through the bradykinin B2 receptor, deucrictibant is being investigated for its potential to prevent the occurrence of bradykinin-mediated angioedema attacks and to treat the manifestations of attacks if/when they occur. Based on its chemical properties, Pharvaris is developing two formulations of deucrictibant for oral administration: an extended-release tablet to enable sustained absorption and efficacy as prophylactic treatment, and an immediate-release capsule to enable rapid onset of activity for on-demand treatment. Deucrictibant has been granted orphan drug designation by the U.S. Food and Drug Administration and orphan designation by the European Commission.

About Pharvaris

Pharvaris is a late-stage biopharmaceutical company developing novel, oral bradykinin B2 receptor antagonists to potentially address all types of bradykinin-mediated angioedema. Pharvaris intends to provide injectable-like efficacyTM and placebo-like tolerability with the convenience of an oral therapy to prevent and treat bradykinin-mediated angioedema attacks. With positive data in both Phase 2 prophylaxis and on-demand studies in HAE, Pharvaris is currently evaluating the efficacy and safety of deucrictibant in a pivotal Phase 3 study for the prevention of HAE attacks (CHAPTER-3) and a pivotal Phase 3 study for the on-demand treatment of HAE attacks (RAPIDe-3). For more information, visit https://pharvaris.com/.

Forward Looking Statements

This press release contains certain forward-looking statements that involve substantial risks and uncertainties. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements relating to our future plans, studies and trials, and any statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions. These forward-looking statements are based on management’s current expectations, are neither promises nor guarantees, and involve known and unknown risks, uncertainties and other important factors that may cause Pharvaris’ actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements. Such risks include but are not limited to the following: uncertainty in the outcome of our interactions with regulatory authorities, including the FDA; the expected timing, progress, or success of our clinical development programs, especially for deucrictibant immediate-release capsules and deucrictibant extended-release tablets, which are in late-stage global clinical trials; our ability to replicate the efficacy and safety demonstrated in the RAPIDe-1, RAPIDe-2, and CHAPTER-1 Phase 2 and Phase 3 studies in ongoing and future nonclinical studies and clinical trials; risks arising from epidemic diseases, , which may adversely impact our business, nonclinical studies, and clinical trials; our ability to potentially use deucrictibant for alternative purposes, for example to treat C1-INH deficiency (AAE-C1INH); the outcome and timing of regulatory approvals; the value of our ordinary shares; the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates, or any other product candidate that we may develop in the future; our ability to establish commercial capabilities or enter into agreements with third parties to market, sell, and distribute our product candidates; our ability to compete in the pharmaceutical industry, including with respect to existing therapies, emerging potentially competitive therapies and with competitive generic products; our ability to market, commercialize and achieve market acceptance for our product candidates; our ability to produce sufficient amounts of drug product candidates for commercialization; our ability to raise capital when needed and on acceptable terms; regulatory developments in the United States, the European Union and other jurisdictions; our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others; our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws (including the Biosecure Act), our ability to successfully remediate the material weaknesses in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting; changes and uncertainty in general market, political and economic conditions, including as a result of inflation and the current conflict between Russia and Ukraine and the Hamas attack against Israel and the ensuing war; and the other factors described under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Item 3. Key Information—D. Risk Factors” in our Annual Report on Form 20-F and other periodic filings with the U.S. Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. While Pharvaris may elect to update such forward-looking statements at some point in the future, Pharvaris disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Pharvaris’ views as of any date subsequent to the date of this press release.

Contact

Maggie Beller

Executive Director, Head of Corporate and Investor Communications

maggie.beller@pharvaris.com